SEABRIDGE GOLD INC.

                                  NEWS RELEASE

TRADING SYMBOLS: TSX-V: SEA                                FOR IMMEDIATE RELEASE
                 AMEX: SA                                      DECEMBER 14, 2004

   SIGNIFICANT RESOURCE EXPANSION AT SEABRIDGE GOLD'S COURAGEOUS LAKE PROJECT
      GOLD RESOURCES INCREASE 12%, AVERAGE GRADE UP 15% AT 1.0 GRAM CUT-OFF MEASURED AND INDICATED RESOURCES GROW BY 357,000 OUNCES, INFERRED BY 554,000
      OUNCES THREE PRIORITY TARGETS DEFINED FOR FURTHER RESOURCE EXPANSION

TORONTO, CANADA ... A new, independent resource model for Seabridge Gold's 100% owned Courageous Lake project in Canada's Northwest Territories has significantly increased total ounces and grade and enhanced the project's potential economics. The model, prepared by Resource Modeling Inc. ("RMI") of Tucson, Arizona, incorporates the results of Seabridge's $2.9 million 2004 exploration program. Gold resources have been restated at December 13, 2004 as follows:

          COURAGEOUS LAKE GOLD RESOURCES AT 1.0 GRAM PER TONNE CUT-OFF
---------------------------------------------------------------------------------------------------------
              MEASURED                            INDICATED                          INFERRED
---------------------------------------------------------------------------------------------------------
   Tonnes       Grade      Ounces       Tonnes     Grade      Ounces       Tonnes      Grade      Ounces
   (000's)      (g/T)      (000's)     (000's)     (g/T)      (000's)     (000's)      (g/T)     (000's)
---------------------------------------------------------------------------------------------------------
    3,041        2.74        268        41,161      2.47       3,269       65,501      2.32       4,886
---------------------------------------------------------------------------------------------------------

Seabridge Gold President and CEO Rudi Fronk said the new model "reflects a substantial improvement in our understanding of the geologic controls that define the distribution of gold within the deposit. The result is a much tighter model with higher average grades. This enhanced model has been provided to Hatch, Inc. for inclusion in its preliminary economic assessment of the Courageous Lake deposit which is now scheduled for completion early next year."

The updated resource model constructed for the Courageous Lake deposit incorporates data from 449 holes drilled by Seabridge, Noranda and Placer Dome totaling 115,649 meters. Gold mineralization within the Courageous Lake deposit is hosted in the upper part of an assemblage of Archean age felsic pyroclastic rocks, just below a transition zone with volcaniclastic sedimentary rocks. During RMI's site visits, drill core was inspected against assay and geologic logs to verify the logging practices. The assay data provided in the electronic databases by Seabridge were randomly compared by RMI to certified assay lab sheets and were found to be accurately entered. No bias was found by RMI in the check assay results that were made available by Seabridge. RMI reviewed the QA/QC procedures implemented by Seabridge during its 2004 exploration program and found them to meet industry standards. RMI concluded that it had no reason to believe that the QA/QC procedures implemented by Noranda and Placer Dome during their exploration campaigns did not meet industry standards. RMI determined that the 2004 and historic exploration data were collected and analyzed by reputable drilling and analytical firms and were considered sufficient for mineral resource estimation.

Block model gold grades in the updated Courageous Lake resource model were estimated using an inverse distance weighting interpolation procedure. The previous resource model for Courageous Lake, also prepared by Resource Modeling Inc., used a series of nested ordinary kriging runs to interpolate grade. Interpolation in the new model was restricted to rigidly constructed mineralized zones (known as "wire-frames") originally defined by Placer Dome, and revised by Seabridge using geologic and mineralogic controls and new drill data. These zones generally strike north-south and dip steeply to the west. Individual assays were capped within each zone more conservatively than the previous model. In addition, the influence of composite assays above 10 grams per tonne was


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


                                      -2-

restricted to 30 meters in the new model, compared to 45 meters in the previous model. During 2003 and 2004, Seabridge was also able to confirm that missing intervals from historic core drilled by Noranda were never sampled or assayed. In the previous model, these missing intervals were treated as zero grade. In the updated model, these missing intervals are properly treated as no data. The estimated block grades were then classified into measured, indicated, and inferred categories using distance to drilling data and the number of holes to determine confidence in the grade estimation process. Measured resources were defined for blocks estimated by two or more drill holes with at least one sample within five meters of the block. Indicated resources were defined by blocks estimated by two or more drill holes with the farthest sample no more than 22 meters from the block. Inferred resources were defined by blocks estimated by at least one drill hole with a maximum allowable assay projection distance of 60 meters.

It is RMI's opinion that the new inverse distance grade model is globally unbiased and locally reflects the grade of nearby drill hole composites. The grade distribution of the new inverse distance model is less smoothed than the previous ordinary kriged model and better identifies areas of both higher and lower grade mineralization within the steeply dipping zones.

The following table compares resource estimates from the new model to the old resource model at various cut-off grades:

                                           COMPARISON OF COURAGEOUS LAKE RESOURCES AT VARIOUS CUT-OFF GRADES
--------------------------------------------------------------------------------------------------------------------------------
                                      MEASURED                           INDICATED                          INFERRED
   MODEL       CUT-OFF  --------------------------------------------------------------------------------------------------------
                (G/T)      Tonnes       Grade     Ounces      Tonnes       Grade     Ounces      Tonnes      Grade      Ounces
                           (000's)      (g/T)     (000's)     (000's)      (g/T)     (000's)     (000's)     (g/T)      (000's)
--------------------------------------------------------------------------------------------------------------------------------
    New         0.50        4,196       2.18        294        61,121      1.90       3,734      105,678      1.72       5,844
    Old         0.50        2,611       2.42        203        77,556      1.49       3,715      116,485      1.48       5,543
--------------------------------------------------------------------------------------------------------------------------------
    New         1.00        3,041       2.74        268        41,161      2.47       3,269       65,501      2.32       4,886
    Old         1.00        1,860       3.11        186        46,103      2.02       2,994       65,094      2.07       4,332
--------------------------------------------------------------------------------------------------------------------------------
    New         1.50        2,149       3.36        232        27,582      3.09       2,740       42,603      2.91       3,986
    Old         1.50        1,399       3.73        168        27,375      2.56       2,253       38,647      2.64       3,280
--------------------------------------------------------------------------------------------------------------------------------
    New         2.00        1,609       3.91        202        19,112      3.69       2,267       29,298      3.45       3,250
    Old         2.00        1,058       4.37        149        16,055      3.15       1,626       23,410      3.24       2,439
--------------------------------------------------------------------------------------------------------------------------------

EXPLORATION TARGETS FOR RESOURCE EXPANSION

Based on the results of the 2004 exploration program and the updated resource model, Seabridge believes that significant upside still exists to further increase gold resources.

First, in the immediate resource area there are 473 million tonnes of material contained within the wire-frame mineralized zones. Of this material, 363 million tones were assigned grade using the interpolation procedures described above. The remaining 110 million tonnes did not have data in close enough proximity to be interpolated, and accordingly is now treated as waste. Of the 363 million tonnes that were assigned grade, 30% of this material was classified into measured, indicated or inferred material above a 1.0 gram per tonne cut-off grade. If the remaining 110 million tonnes of uninterpolated material within the wire-frame mineralized zones behaves similarly to the material that was interpolated there is potential to add approximately 30 to 35 million tonnes to resources with additional drilling in these uninterpolated areas.

Second, during the 2004 exploration program, Seabridge added approximately 300 meters of strike length to the south end of the deposit. Although there is limited drilling further to the south, the few holes that have been drilled suggest that the FAT deposit may extend further. One historic hole, located approximately 100 meters south of the existing resource, intersected 20.76 meters at 10.62 grams of gold per tonne. Seabridge geologists believe that there is significant potential to extend the FAT deposit south.

Finally, on the north end of the deposit data essentially stops at the 5450 section line. There is an additional 700 meters of strike length to the north of the deposit before Courageous Lake is encountered. Seabridge geologists believe that additional drilling is warranted to test for the extension of the FAT deposit to the north.

NATIONAL INSTRUMENT 43-101 DISCLOSURE

Gold resource estimates included herein were prepared by Resource Modeling Inc. under the direction of Michael Lechner and Abdullah Arik, both of whom are independent of Seabridge and are Qualified Persons as defined by National Instrument 43-101. The independent technical report detailing the new Courageous Lake resource model will be filed with SEDAR.

Exploration activities at the Courageous Lake gold project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101.

The foregoing mineral resources do not have demonstrated economic viability and accordingly are not mineral reserves.

Seabridge has been designed to provide its shareholders maximum leverage to the price of gold. The Company has acquired a 100% interest in eight North American gold projects which collectively contain an estimated 9.10 million ounces of resources in the measured and indicated categories (246.3 million tonnes grading
1.15 grams of gold per tonne) plus an additional estimated 7.39 million ounces of resources in the inferred category (201.4 million tonnes grading 1.14 grams of gold per tonne). (See http://www.seabridgegold.net/gold_resources.htm for a breakdown of these gold resources by project). The Company continues to seek expansion of its gold resource base by acquisition of new projects and exploration programs largely funded by partners.

ALL RESOURCE ESTIMATES REPORTED IN THIS DISCLOSURE ARE CALCULATED IN ACCORDANCE WITH THE CANADIAN NATIONAL INSTRUMENT 43-101 AND THE CANADIAN INSTITUTE OF MINING AND METALLURGY CLASSIFICATION SYSTEM. THESE STANDARDS DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION.

STATEMENTS RELATING TO THE ESTIMATED OR EXPECTED FUTURE PRODUCTION AND OPERATING RESULTS AND COSTS AND FINANCIAL CONDITION OF SEABRIDGE, PLANNED WORK AT THE COMPANY'S PROJECTS AND THE EXPECTED RESULTS OF SUCH WORK ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE GENERALLY, BUT NOT ALWAYS, IDENTIFIED BY WORDS SUCH AS THE FOLLOWING: EXPECTS, PLANS, ANTICIPATES, BELIEVES, INTENDS, ESTIMATES, PROJECTS, ASSUMES, POTENTIAL AND SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE REFERENCE TO EVENTS OR CONDITIONS THAT WILL, WOULD, MAY, COULD OR SHOULD OCCUR. INFORMATION CONCERNING EXPLORATION RESULTS AND MINERAL RESERVE AND RESOURCE ESTIMATES MAY ALSO BE DEEMED TO BE FORWARD-LOOKING STATEMENTS, AS IT CONSTITUTES A PREDICTION OF WHAT MIGHT BE FOUND TO BE PRESENT WHEN AND IF A PROJECT IS ACTUALLY DEVELOPED. THESE FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE AT THE TIME THEY ARE MADE, ARE INHERENTLY SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION: UNCERTAINTIES RELATED TO RAISING SUFFICIENT FINANCING TO FUND THE PLANNED WORK IN A TIMELY MANNER AND ON ACCEPTABLE TERMS; CHANGES IN PLANNED WORK RESULTING FROM LOGISTICAL, TECHNICAL OR OTHER FACTORS; THE POSSIBILITY THAT RESULTS OF WORK WILL NOT FULFILL PROJECTIONS/EXPECTATIONS AND REALIZE THE PERCEIVED POTENTIAL OF THE COMPANY'S PROJECTS; UNCERTAINTIES INVOLVED IN THE INTERPRETATION OF DRILLING RESULTS AND OTHER TESTS AND THE ESTIMATION OF GOLD RESERVES AND RESOURCES; RISK OF ACCIDENTS, EQUIPMENT BREAKDOWNS AND LABOUR DISPUTES OR OTHER UNANTICIPATED DIFFICULTIES OR INTERRUPTIONS; THE POSSIBILITY OF ENVIRONMENTAL ISSUES AT THE COMPANY'S PROJECTS; THE POSSIBILITY OF COST OVERRUNS OR UNANTICIPATED EXPENSES IN WORK PROGRAMS; THE NEED TO OBTAIN PERMITS AND COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS AND OTHER GOVERNMENT REQUIREMENTS; FLUCTUATIONS IN THE PRICE OF GOLD AND OTHER RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED IN THE COMPANY'S ANNUAL INFORMATION FORM FILED WITH SEDAR IN CANADA (AVAILABLE AT WWW.SEDAR.COM) FOR THE YEAR ENDED DECEMBER 31, 2003 AND IN THE COMPANY'S 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (AVAILABLE AT WWW.SEC.GOV/EDGAR.SHTML).

FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS, ESTIMATES AND OPINIONS OF THE COMPANY'S MANAGEMENT OR ITS INDEPENDENT PROFESSIONAL CONSULTANTS ON THE DATE THE STATEMENTS ARE MADE.

                                           ON BEHALF OF THE BOARD
                                           "Rudi Fronk,"
                                           President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   o  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email: info@seabridgegold.net

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